UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2010 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's

Openning Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total

Common Shares		1,105,521,474	64.5167	32.2583
Non-Voting Shares		17,410,374	1.0160	0.5080
Closing Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total

Common Shares		1,105,521,474	64.6426	32.3213
Non-Voting Shares		17,410,374	1.0180	0.5090

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				11,859,020		0.6920	0.3460
Non-Voting Shares				16,532,410		0.9648	0.4824
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Bradesco S.A. C.T.V.M.	Buy	12-May	570	25.30	R$ 14,421.00
Common Shares		Buy	12-May	200	25.33	R$ 5,066.00
Common Shares		Total		770		R$ 19,487.00
Non-Voting Shares		Sell	12-May	19	31.33	R$ 595.27
Non-Voting Shares		Sell	12-May	11	31.35	R$ 344.85
Non-Voting Shares		Sell	12-May	600	31.39	R$ 18,834.00
Non-Voting Shares		Total		630		R$ 19,774.12
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				11,859,790		0.6934	0.3467
Non-Voting Shares				16,531,780		0.9666	0.4833

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				6		0.0624	0.0624
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				6		0.0624	0.0624
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				790,945		0.0461	0.0230
Non-Voting Shares				1,841,283		0.1074	0.0537
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Bradesco S.A. C.T.V.M.	Buy	4-May	500	24.89	R$ 12,445.00
Common Shares		Buy	20-May	23,000	23.20	R$ 533,600.00
Common Shares		Buy	26-May	500	23.14	R$ 11,570.00
Common Shares		Buy	26-May	352	23.15	R$ 8,148.80
Common Shares		Total		24,352		R$ 565,763.80
Non-Voting Shares		Buy	3-May	1,200	31.68	R$ 38,016.00
Non-Voting Shares		Buy	3-May	5,100	31.70	R$ 161,670.00
Non-Voting Shares		Buy	4-May	70	31.14	R$ 2,179.80
Non-Voting Shares		Buy	20-May	500	28.95	R$ 14,475.00
Non-Voting Shares		Buy	20-May	2,400	29.00	R$ 69,600.00
Non-Voting Shares		Buy	20-May	1,500	29.07	R$ 43,605.00
Non-Voting Shares		Buy	20-May	3,600	29.10	R$ 104,760.00
Non-Voting Shares		Buy	27-May	1	29.60	R$ 29.60
Non-Voting Shares		Total		14,371		R$ 434,335.40
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				815,297		0.0476	0.0238
Non-Voting Shares				1,855,654		0.1085	0.0542

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2010 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				9,130		0.0005	0.0002
Non-Voting Shares				152,338		0.0088	0.0044
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	3-May	13	31.71	R$ 412.23
Non-Voting Shares		Sell	3-May	15	31.76	R$ 476.40
Non-Voting Shares		Sell	3-May	600	31.75	R$ 19,050.00
Non-Voting Shares		Sell	24-May	700	29.85	R$ 20,895.00
Non-Voting Shares		Sell	24-May	2,000	29.86	R$ 59,720.00
Non-Voting Shares		Total		3,328		R$ 100,553.63
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				9,130		0.0005	0.0002
Non-Voting Shares				149,010		0.0087	0.0043

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2010 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			9,075	0.0005	0.0002
Non-Voting Shares			17,490	0.0010	0.0005
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			10,065	0.0005	0.0002
Non-Voting Shares			14,905	0.0008	0.0004

Note:
Member that was fired from Banco Bradesco S.A.
Hélio Machado dos Reis

Note:
A new member who belong to the Technical and Advisory Agencies
Osvaldo Watanabe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.